Exhibit 99.2

GREAT PANTHER SILVER LIMITED

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2018

TABLE OF CONTENTS

PROFILE	3
SIGNIFICANT EVENTS	4
OPERATIONAL AND FINANCIAL HIGHLIGHTS	6
OPERATIONS	7
ADVANCED PROJECTS	15
SUMMARY OF SELECTED QUARTERLY INFORMATION	16
RESULTS OF OPERATIONS	18
OUTLOOK	24
LIQUIDITY AND CAPITAL RESOURCES	25
TRANSACTIONS WITH RELATED PARTIES	27
CRITICAL ACCOUNTING ESTIMATES	27
CHANGES IN ACCOUNTING POLICIES	28
NEW ACCOUNTING STANDARDS	28
FINANCIAL INSTRUMENTS	28
SECURITIES OUTSTANDING	28
NON-GAAP MEASURES	28
INTERNAL CONTROLS OVER FINANCIAL REPORTING	34
DISCLOSURE CONTROLS AND PROCEDURES	35
CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS	35
CAUTIONARY NOTE TO U.S. INVESTORS	37

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 2

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited condensed interim consolidated financial statements of Great Panther Silver Limited (“Great Panther” or the “Company”) for the three and nine-month periods ended September 30, 2018 and the notes related thereto, which are prepared in accordance with IAS 34 Interim Financial Reporting of International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), as well as the annual audited consolidated financial statements for the year ended December 31, 2017, which are in accordance with IFRS, the related annual MD&A, and the annual Form 40-F/Annual Information Form (“AIF”) on file with the US Securities and Exchange Commission (“SEC”) and Canadian provincial securities regulatory authorities.

All information in this MD&A is current as at October 30, 2018, unless otherwise indicated. All dollar amounts are expressed in US dollars (“USD”), unless otherwise noted.

This MD&A contains forward-looking statements and should be read in conjunction with the Cautionary Statement on Forward-Looking Statements section at the end of this MD&A.

This MD&A contains references to non-GAAP measures. Refer to the section entitled Non-GAAP Measures for explanations of these measures and reconciliations to the Company’s reported financial results.

Some tables and summaries contained in this MD&A may not sum exactly, due to rounding.

PROFILE

Great Panther Silver Limited is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE American trading under the symbol GPL. The Company’s wholly-owned mining operations in Mexico are the Topia Mine (“Topia”), and the Guanajuato Mine Complex (“GMC”) which comprises the Company’s Guanajuato Mine, the San Ignacio Mine (“San Ignacio”), and the Cata processing plant. The GMC produces silver and gold concentrate and is located in central Mexico approximately 30 kilometres from the Guanajuato International Airport. The Topia Mine is located in the Sierra Madre Mountains in the state of Durango in northwestern Mexico, and produces concentrates containing silver, gold, lead and zinc.

In June 2017, the Company acquired the Coricancha Mine Complex (“Coricancha”), a gold-silver-copper-lead-zinc mine and 600 tonnes per day processing facility. Coricancha is located in the central Andes of Peru, approximately 90 kilometres east of Lima, and has been on care and maintenance since August 2013. The Company filed a positive Preliminary Economic Assessment (“PEA”) on Coricancha in July 2018, and is advancing towards a decision to restart the mine with the initiation of a Bulk Sample Program ( the “Bulk Sample Program” or “BSP”), as defined below.

On September 23, 2018, the Company announced it has signed an agreement to acquire Beadell Resources Limited (“Beadell”), a gold mining company listed on the Australian Securities Exchange. Beadell operates the 100% owned Tucano Gold Mine (“Tucano”) in Amapá state, northern Brazil. Tucano is part of an approximate 2,500 square kilometre land package which is highly prospective and located in the under-explored ‘Birimian age’ greenstone terrane. Beadell has a pipeline of high potential in-mine and near-mine resource growth opportunities, including multiple in-mine lease discoveries. The Company anticipates the acquisition will be completed in early 2019.

The closing of the Beadell transaction will create a new emerging intermediate and growth-oriented precious metals producer focused on the Americas with a strong balance sheet, excellent geographic diversity across three leading mining jurisdictions, and a diverse asset portfolio including three producing mines, an advanced stage project, and significant exploration potential.

The Company also owns several exploration properties: the El Horcón, Santa Rosa, and Plomo projects in Mexico; and the Argosy project in Canada. The El Horcón project is located 100 kilometres by road northwest of Guanajuato, Santa Rosa is located 15 kilometres northeast of Guanajuato, and the Plomo property is located in Sonora, Mexico. The Argosy property is located in the Red Lake Mining District in northwestern Ontario, Canada.

Additional information on the Company, including its AIF, can be found on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml or on the Company’s website at www.greatpanther.com.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 3

SIGNIFICANT EVENTS

Acquisition of Beadell

On September 23, 2018, the Company announced that it had entered into a scheme implementation deed (the "Implementation Deed") with Beadell, pursuant to which it will acquire all of the issued ordinary shares of Beadell by means of a Beadell scheme of arrangement ("Scheme") under the Australian Corporations Act 2001.

Pursuant to the Implementation Deed and Scheme:

•	Beadell shareholders will receive 0.0619 of the Company’s common shares for each Beadell share held (the “Exchange Ratio”). Upon completion of the transaction, Beadell shareholders are expected to own approximately 103.6 million of the Company’s common shares or approximately 38% of the pro-forma the Company’s outstanding common shares, exclusive of shares that may be issued in connection with Beadell's options and performance rights. In order to be exchanged, Beadell options and performance rights must (unless the requirement is waived) have been vested and exercised in exchange for Beadell Shares, or otherwise terminate.
•	Under concurrent arrangements, each Beadell warrant holder will receive a number of Company share purchase warrants equal to the number of their Beadell warrants multiplied by the Exchange Ratio at a price adjusted in accordance with the Exchange Ratio, and otherwise on the same terms and conditions as the original warrant.
•	The Implementation Deed includes customary deal protection provisions, including no solicitation of alternative transactions by Beadell, a right in favour of Great Panther to match any potential superior proposals and reimbursement fees payable by Beadell or Great Panther, as the case may be, in certain events.
•	Completion of the transaction is subject to customary conditions for a transaction of this nature and receipt of applicable regulatory, shareholder and third-party and other creditor approvals and consents on terms satisfactory to Great Panther as may be required to effect and complete the transaction.
•	The Scheme requires approval by at least 75% of the number of votes cast, and 50% of the number of Beadell shareholders present and voting, at the meeting of Beadell shareholders, and it is also subject to Australian Court approvals.
•	The Scheme also requires approval by the TSX and a simple majority of the Company’s shareholders present in person or by proxy at a special meeting of shareholders in accordance with TSX policies.

Beadell’s board of directors have unanimously recommended that Beadell shareholders vote in favour of the Scheme in the absence of a superior proposal (as defined in the Implementation Deed) and subject to the independent expert opining that the Scheme is in the best interests of shareholders. The Company anticipates the acquisition will be completed in early 2019.

Beadell's senior secured lenders in Brazil (Santander and ITAU) have consented to the transaction and the support of several key Beadell shareholders in respect of the transaction has been obtained (to the maximum allowed under the Australian law).

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 4

Coricancha update

At Coricancha, during the three month period ended September 30, 2018, the Company continued to progress the Bulk Sample Program. To date, 160 metres of waste development and 210 metres of mineralized development has been advanced, representing 61% of the total development projected, which is ahead of schedule. The development has reached mineralization at the Constancia vein with 1,600 tonnes of ore accumulated on stockpiles to be processed in the concentrator early next year, representing 27% of the total mineralized material projected.

Further, the BSP has advanced in the following key areas:

•	Successful test of the crusher, ball mill and flotation have been completed;
•	Refurbishment of the concentrator and surface facilities are well advanced;
•	Surface roads and underground mine rehabilitation has been initiated;
•	Key personnel are in place to execute on the BSP and also support a transition to full scale mining, should the Company make a decision to restart the mine.

GMC

During the quarter, the Company also undertook a restructuring at GMC to reduce mining from less economic areas of the mine in order to lower costs and mitigate the impact of lower metal prices. Despite this, the Company is increasing its 2018 production guidance for an improvement in the gold to silver ratio and an increase in output from more economic areas of the mine (and those with higher geological confidence) that will make up for areas which have been removed from the mine plan. In addition, the Company has undertaken other cost reduction measures which will largely be realized in subsequent periods.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 5

OPERATIONAL AND FINANCIAL HIGHLIGHTS

	Q3 2018	Q3 2017	Change	Nine months ended September 30, 2018	Nine months ended September 30, 2017	Change
OPERATING RESULTS
Tonnes milled	92,920	94,080	-1%	284,958	275,313	4%
Silver equivalent ounces (“Ag eq oz”) produced [1]	1,023,128	1,080,483	-5%	3,219,182	2,912,959	11%
Silver ounces produced	448,840	532,803	-16%	1,419,712	1,468,467	-3%
Gold ounces produced	4,737	5,848	-19%	16,060	16,570	-3%
Payable silver ounces	402,150	552,218	-27%	1,358,418	1,421,624	-4%
Ag eq oz sold [1]	847,317	1,082,451	-22%	2,983,077	2,755,492	8%
Cost per tonne milled [2]	$128	$116	10%	$123	$103	19%
Cash cost [2]	$12.79	$5.82	120%	$8.45	$5.21	62%
Cash cost per Ag eq oz [2]	$13.56	$12.37	10%	$12.55	$11.71	7%
All-in Sustaining Cost ("AISC") [2]	$19.74	$13.75	44%	$15.48	$15.60	-1%
AISC per Ag eq oz [2]	$16.86	$16.42	3%	$15.75	$17.06	-8%

(in thousands, except per ounce, per share, and exchange rate figures)	Q3 2018	Q3 2017	Change	Nine months ended September 30, 2018	Nine months ended September 30, 2017	Change
FINANCIAL RESULTS
Revenue	$11,691	$18,260	-36%	$45,787	$46,362	-1%
Mine operating earnings before non-cash items [2]	$667	$6,168	-89%	$10,003	$17,032	-41%
Mine operating earnings	$57	$4,806	-99%	$6,979	$13,934	-50%
Net income (loss)	$(3,642)	$(666)	-447%	$(6,504)	$3,208	-303%
Adjusted EBITDA [2]	$(3,679)	$1,482	-348%	$(3,128)	$5,105	-161%
Operating cash flow before changes in non-cash net working capital	$(2,527)	$2,425	-204%	$(2,945)	$5,751	-151%
Cash and short-term deposits at end of period	$57,936	$55,489	4%	$57,936	$55,489	4%
Net working capital at end of period	$65,020	$63,627	2%	$65,020	$63,627	2%
Average realized silver price per oz [3]	$14.45	$16.99	-15%	$15.81	$17.19	-8%
Average realized gold price per oz [3]	$1,186	$1,317	-10%	$1,286	$1,290	0%
Earnings (loss) per share - basic and diluted	$(0.02)	$(0.00)	-200%	$(0.04)	$0.02	-300%
MXN/USD	18.99	17.82	7%	19.04	18.92	1%

1 Silver equivalent ounces are referred to throughout this document. For 2018, Ag eq oz are calculated using a 80:1 Ag:Au ratio and ratios of 1:0.0636 and 1:0.0818 for the price/ounce of silver to lead and zinc price/pound, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations. The ratios are reflective of average metal prices for 2018, and they were applied retroactively effective January 1, 2018. As a result, the metrics in silver equivalent ounces for the first and second quarter of 2018 have been restated. Comparatively Ag eq oz for 2017 are calculated using a 70:1 Ag:Au ratio and ratios of 1:0.0559 and 1:0.0676 for the price/ounce of silver to lead and zinc price/pound, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations. The ratios are reflective of average metal prices for 2017.

2 The Company has included the non-GAAP performance measures cost per tonne milled, cash cost, cash cost per Ag eq oz, AISC, AISC per Ag eq oz, mine operating earnings before non-cash items, cost of sales before non-cash items and adjusted EBITDA throughout this document. The computation of cash cost per Ag eq oz reflects actual realized prices for the by-products.

3 Average realized silver and gold prices are prior to smelting and refining charges.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 6

OPERATIONS

Consolidated operations

	Q3 2018	Q3 2017	Change	% Change	Nine months ended September 30, 2018	Nine months ended September 30, 2017	Change	% Change
Tonnes mined [1]	92,997	87,974	5,023	6%	284,585	272,610	11,975	4%
Tonnes milled	92,920	94,080	(1,160)	-1%	284,958	275,313	9,645	4%
Production
Silver (ounces)	448,840	532,803	(83,963)	-16%	1,419,712	1,468,467	(48,755)	-3%
Gold (ounces)	4,737	5,848	(1,111)	-19%	16,060	16,570	(510)	-3%
Lead (tonnes)	572	442	130	29%	1,484	850	634	75%
Zinc (tonnes)	639	562	77	14%	1,700	1,206	494	41%
Ag eq oz	1,023,128	1,080,483	(57,355)	-5%	3,219,182	2,912,959	306,223	11%
Sales
Payable silver ounces	402,150	552,218	(150,068)	-27%	1,358,418	1,421,624	(63,206)	-4%
Ag eq oz sold	847,317	1,082,451	(235,134)	-22%	2,983,077	2,755,492	227,585	8%
Cost metrics
Cost per tonne milled [2]	$128	$116	$12	10%	$123	$103	$20	19%
Cash cost [2]	$12.79	$5.82	$6.97	120%	$8.45	$5.21	$3.24	62%
Cash cost per Ag eq oz [2]	$13.56	$12.37	$1.19	10%	$12.55	$11.71	$0.84	7%
AISC [2]	$19.74	$13.75	$5.99	44%	$15.48	$15.60	$(0.12)	-1%
AISC per Ag eq oz [2]	$16.86	$16.42	$0.44	3%	$15.75	$17.06	$(1.31)	-8%

The following discusses the change in results for the third quarter of 2018 compared to the third quarter of 2017 unless otherwise noted.

Tonnes milled - Decreased due to the higher proportion of ore processed from the San Ignacio Mine, which has harder ores which consequently reduced processing capacity.

Production - Silver equivalent ounces produced decreased primarily due to lower silver and gold grades at both GMC and Topia, lower throughput and metal recoveries at GMC and lower gold recovery at Topia. These factors were partly offset by higher throughput and higher lead and zinc grades at Topia, and the revision in the Ag eq oz conversion ratios due primarily to the higher gold to silver price ratio.

Cost per tonne milled - Increased due primarily to higher production costs, as described in the section Results of Operations, and lower mill throughput which contributed to higher costs on a per-tonne basis. These factors were partly offset by a weakening of the Mexican peso ("MXN") to the USD.

Cash cost

The lower production of silver and gold from GMC resulted from variability of the resource which, in turn, resulted in lower grades and the mining of narrower than planned vein widths. To a lesser extent, production also declined from steps taken to reduce mining from less economic areas of the mine in order to lower costs and mitigate the impact of lower metal prices. These restructuring steps included personnel reductions and other measures to lower operating costs and overheads; however, the impact of these measures will largely be realized after the third quarter.

1 Excludes purchased ore.

2 The Company has included the non-GAAP performance measures cost per tonne milled, cash cost, cash cost per Ag eq oz, AISC, AISC per Ag eq oz, mine operating earnings before non-cash items, cost of sales before non-cash items and adjusted EBITDA throughout this document. Refer to the Non-GAAP Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 7

Cash cost increased primarily due to an increase in unit costs at GMC for the factors noted in the above paragraph as well as a decrease in by-product credits (lower gold sales volume and reduced silver payable ounces driven by lower grades and a concentrate shipment which could not be shipped until just after the end of quarter cut-off as noted in the Results of Operations section of this MD&A). The lower gold by-product production and sales increased cash cost by $3.48 per oz and lower by-product metal prices accounted for a further $2.06 per oz increase. Higher MXN denominated production costs and lower payable silver volumes also increased cash cost by $0.74 per oz and $3.51 per oz, respectively. These factors were partly offset by lower smelting and refining charges ($1.51 per oz effect) and weakening of the MXN to the USD, which had the effect of decreasing production costs in USD terms by $1.31 per oz.

Cash cost per Ag eq oz

Increased primarily due to the decrease in sales volumes ($3.27 per Ag eq oz effect) and the increase in MXN denominated production costs ($0.38 per Ag eq oz effect). These factors were partly offset by lower smelting and refining charges ($0.77 per Ag eq oz effect), the Ag eq oz conversion ratio revisions ($1.02 per Ag eq oz effect), and a weakening of the MXN to the USD ($0.67 per Ag eq oz effect).

All-in sustaining cost

Increased primarily due to the increase in cash cost discussed above ($6.97 per oz effect), as well as a decrease in payable silver ounces which had the effect of further increasing AISC by $2.96 per oz. These were partly offset by lower general and administrative (“G&A”) expenses ($2.79 per oz effect), and lower sustaining exploration, evaluation and development (“EE&D”) expenses and capital expenditures (together, a $1.15 per oz effect).

AISC per Ag eq oz

Increased primarily due to the increase in cash cost per Ag eq oz ($2.21 per Ag eq oz effect) as described above and lower sales volumes ($1.51 per Ag eq oz effect). These factors were partly offset by lower G&A expenses ($1.42 per Ag eq oz effect), lower sustaining EE&D expenses and capital expenditures (together, $0.59 per Ag eq oz effect) and the Ag eq oz conversion ratio revisions ($1.27 per Ag eq oz effect).

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 8

Guanajuato Mine Complex

	Q3 2018	Q3 2017	Change	% Change	Nine months ended September 30, 2018	Nine months ended September 30, 2017	Change	% Change
Tonnes mined	73,939	75,251	(1,312)	-2%	229,070	235,947	(6,877)	-3%
Tonnes milled	74,303	76,076	(1,773)	-2%	230,236	239,068	(8,832)	-4%
Production
Silver (ounces)	260,836	341,636	(80,800)	-24%	842,352	1,054,761	(212,409)	-20%
Gold (ounces)	4,414	5,471	(1,057)	-19%	15,240	15,895	(655)	-4%
Silver equivalent ounces	613,938	724,630	(110,692)	-15%	2,061,540	2,167,425	(105,885)	-5%
Sales
Payable silver ounces	213,858	369,663	(155,805)	-42%	832,855	1,063,627	(230,772)	-22%
Ag eq oz sold	485,952	769,485	(283,533)	-37%	2,010,281	2,160,840	(150,559)	-7%
Average ore grades
Silver (g/t)	124	155	(31)	-20%	129	154	(25)	-16%
Gold (g/t)	2.12	2.54	(0.42)	-17%	2.34	2.38	(0.04)	-2%
Metal recoveries
Silver	87.8%	89.8%	-2.0%	-2%	88.1%	89.4%	-1.3%	-1%
Gold	87.1%	88.1%	-1.0%	-1%	87.8%	86.8%	1%	1%
Cost metrics
Cost per tonne milled[1]	$114	$96	$18	19%	$109	$90	$19	21%
Cash cost[1]	$17.21	$3.75	$13.46	359%	$9.56	$3.89	$5.67	146%
Cash cost per Ag eq oz1	$15.87	$11.58	$4.29	37%	$13.38	$11.28	$2.10	19%
AISC[1]	$21.68	$7.90	$13.78	174%	$14.01	$8.78	$5.23	60%
AISC per Ag eq oz1	$17.84	$13.57	$4.27	31%	$15.23	$13.68	$1.55	11%

The following discusses the change in results for the third quarter of 2018 compared to the third quarter of 2017 unless otherwise noted.

Tonnes milled

Decreased largely due to a higher proportion of production sourced from the San Ignacio mine, which has harder ores, consequently reducing processing capacity.

Production

Decreased due to lower average silver and gold grades, lower mill throughput and lower silver and gold recoveries. This was partly offset by the revision in the Ag eq oz conversion ratios.

Cost per tonne milled

Increased primarily due to higher production costs ($22/tonne effect) and decreased mill throughput ($2/tonne effect). These factors were partly offset by a weakening of the MXN to the USD ($6/tonne effect).

1 Refer to the Non-GAAP Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 9

Cash cost

Increased by $13.46 per oz primarily due to lower gold by-product credits ($7.31 per oz effect), lower payable silver volumes, which had the impact of increasing cash cost on a per-unit basis by $7.37 per oz (refer to the discussion of Cash Cost in the consolidated results section for more details) and higher MXN production costs ($0.81 per oz effect). These factors were partly offset by a weakening of the MXN to the USD, which had the effect of decreasing production costs in USD terms by $1.32 per oz and lower smelting and refining charges ($0.71 per oz effect).

Cash cost per Ag eq oz

Increased by $4.29 per Ag eq oz primarily due to lower Ag eq oz sold ($6.06 per Ag eq oz effect) and higher MXN production costs ($0.39 per Ag eq oz effect). These were partly offset by a weakening of the MXN to the USD ($0.63 per Ag eq oz effect), lower smelting and refining charges ($0.34 per Ag eq oz effect) and the Ag eq oz conversion ratio revisions ($1.19 per Ag eq oz effect).

All-in sustaining cost

Increased primarily due to the increase in cash cost ($13.46 per oz effect) as described above. The lower number of payable silver ounces also increased AISC on a per ounce basis ($3.02 per oz effect). These factors were partly offset by lower sustaining EE&D expenses ($1.76 per oz effect) and lower capital expenditures ($0.94 per oz effect).

AISC per Ag eq oz

Increased primarily due to the increase in cash cost per Ag eq oz ($5.48 per Ag eq oz effect) as described above and lower Ag eq oz sales volume ($1.40 per Ag eq oz effect). These factors were partly offset by lower sustaining EE&D expenses ($0.83 per oz effect), lower capital expenditures ($0.44 per Ag eq oz effect) and the Ag eq oz conversion ratio revisions ($1.34 per Ag eq oz effect).

Development

Metres of development	Three months ended September 30		Nine months ended September 30
	2018	2017	2018	2017
Guanajuato mine	273	91	2,116	245
San Ignacio mine	660	964	1,973	3,323
Total metres of development	933	1,055	4,089	3,568

For the three months ended September 30, 2018, mine and exploration development at GMC decreased compared to the same period in 2017 primarily due to shift in focus at San Ignacio mine from development to production to compensate for the lower production at the Guanajuato mine.

The increase in mine and exploration development at GMC for the nine months ended September 30, 2018 was in order to access lower elevation ore bodies at the Guanajuato Mine during the first six months of the year.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 10

Metres of exploration drilling	Three months ended September 30		Nine months ended September 30
	2018	2017	2018	2017
Guanajuato mine	1,059	1,649	2,828	4,322
San Ignacio mine	427	3,351	7,085	13,347
Total metres of exploration drilling	1,486	5,000	9,913	17,669

During the current quarter, management conducted a review of year to date drilling results at the Guanajuato mine that have been below expectations. As a result of this review, drilling was reduced to focus on positive drill holes in areas of higher confidence.

Development and drilling costs for GMC are expensed.

Permitting

Tailings storage

In February 2016, the Mexican national water authority, Comisión Nacional del Agua ("CONAGUA"), required that the Company make formal applications for permits associated with the occupation and construction of the tailings storage facility ("TSF") at GMC. The Company filed its applications, and the authorities conducted an inspection of the TSF and requested further technical information, which the Company submitted in December 2017. This information is currently under review by CONAGUA.

Additional water use permits

Since the February 2016 correspondence with CONAGUA, the Company has also determined, through its own undertakings, that additional CONAGUA permits may be needed in connection with water discharge and water use at the GMC TSF and at San Ignacio. The Company is assessing technical options and is confirming if additional water use permits are required. The Company believes that it will be able to address or mitigate the need for any necessary water discharge and use permits without any impact to its operations, but cannot provide complete assurance that there is no risk in this regard.

Amendment to EIS related to expansion of existing tailings dam

In July 2017, the Company submitted to the Mexican environmental permitting authority, Secretaría del Medio Ambiente y Recursos Naturales ("SEMARNAT"), an amendment to the Environmental Impact Statement (“EIS”) requesting an expansion of the existing tailings dam, and subsequently provided further information to the SEMARNAT as requested. This is under review by the regulator, and if approved, will satisfy a requirement by CONAGUA for the processing of permits noted above.

The Company believes its current tailings footprint can be maintained and can support operations at GMC until at least 2021. Based on its meetings and other communication with the authorities, the Company believes that it will be able to obtain all the above noted permits, with no suspension of operations at GMC. However, the Company cannot assure that the tailings permits will be obtained or renewed on reasonable terms, or at all. Delays or a failure to obtain such required permits, or the issuance of permits on unfavourable terms or the expiry, revocation or failure by the Company to comply with the terms of any such permits, if obtained, could limit the ability of the Company to expand the tailings facility and could adversely affect the Company’s ability to continue operating at GMC. In either case, the Company’s results of operations could be adversely affected.

Wastewater discharge at San Ignacio

In June 2016, the Company filed a request for authorization to discharge wastewater in San Ignacio. The authority conducted a technical visit in November 2016. In April 2018, the authority requested additional information, which the Company promptly submitted. As of the date of this document, the resolution is pending. The Company is also preparing requests for similar permits for other areas of the Company's operation.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 11

Topia Mine

	Q3 2018	Q3 2017	Change	% Change	Nine months ended September 30, 2018	Nine months ended September 30, 2017	Change	% Change
Tonnes mined	19,058	12,723	6,335	50%	55,515	36,663	18,852	nm1
Tonnes milled	18,617	18,004	613	3%	54,722	36,245	18,477	nm1
Production
Silver (ounces)	188,004	191,167	(3,163)	-2%	577,360	413,706	163,654	nm1
Gold (ounces)	323	377	(54)	-14%	820	674	146	nm1
Lead (tonnes)	572	442	130	29%	1,484	850	634	nm1
Zinc (tonnes)	639	562	77	14%	1,700	1,206	494	nm1
Silver equivalent ounces	409,190	355,853	53,337	15%	1,157,642	745,534	412,108	nm1
Sales
Payable silver ounces	188,292	182,555	5,737	3%	525,563	357,997	167,566	nm1
Ag eq oz sold	361,365	312,966	48,399	15%	972,796	594,653	378,143	nm1
Average ore grades
Silver (g/t)	334	362	(28)	-8%	351	388	(37)	nm1
Gold (g/t)	0.90	0.97	(0.07)	-7%	0.78	0.85	(0.07	nm1
Lead (%)	3.24	2.63	0.61	23%	2.87	2.53	0.34	nm1
Zinc (%)	3.64	3.33	0.31	9%	3.31	3.53	(0.22)	nm1
Metal recoveries
Silver	94.0%	91.1%	2.9%	3%	93.5%	91.6%	1.9%	nm1
Gold	59.6%	67.1%	-7.5%	-11%	59.9%	67.8%	-7.9%	nm1
Lead	94.8%	93.5%	1.3%	1%	94.6%	92.6%	2.0%	nm1
Zinc	94.3%	93.8%	0.5%	1%	93.8%	94.4%	-0.6%	nm1
Cost metrics
Cost per tonne milled[2]	$184	$199	$(15)	-8%	$181	$188	$(7)	nm1
Cash cost[2]	$7.77	$10.01	$(2.24)	-22%	$6.68	$9.13	$(2.45)	nm1
Cash cost per Ag eq oz2	$10.46	$14.31	$(3.85)	-27%	$10.82	$13.26	$(2.44)	nm1
AISC[2]	$9.73	$10.71	$(0.98)	-9%	$8.28	$16.58	$(8.30)	nm1
AISC per Ag eq oz2	$11.48	$14.72	$(3.24)	-22%	$11.69	$17.75	$(6.06)	nm1

The following discusses the change in results for the third quarter of 2018 compared to the third quarter of 2017, unless otherwise noted.

Tonnes milled

Increase is the result of a combination of additional mill feed as a result of mining areas with wider veins, as well as higher mill availability due to improved operational efficiencies.

1 Milling operations at Topia were suspended for the duration of the first quarter of 2017. Tonnes milled and metal produced were incidental and related to the testing of plant upgrades. As a result, cost per tonne milled, cash cost, cash cost per Ag eq oz, AISC and ASIC per Ag eq oz are not meaningful (“nm”).

2 Refer to the Non-GAAP Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 12

Production

Increased largely due to higher lead and zinc grades, higher mill throughput, and higher silver, lead and zinc recoveries. These factors were partly offset by lower silver and gold grades, lower gold recoveries, and the change in the Ag eq oz conversion ratios.

Cost per tonne milled

Decreased primarily due to higher mill throughput ($7/tonne effect) and the weakening of the MXN to the USD ($13/tonne effect). These factors were partly offset by higher production costs ($5/tonne effect).

Cash cost

Decreased primarily due to lower smelting and refining charges ($3.05 per oz effect), higher payable silver ounces ($0.30 per oz effect) and a weakening of the MXN to the USD, which had the effect of decreasing production costs in USD terms by $1.26 per oz. These factors were partly offset by lower by-product credits ($1.79 per oz effect) and higher MXN production costs ($0.58 per oz effect).

Cash cost per Ag eq oz

Decreased primarily due to lower smelting and refining charges ($1.70 per Ag eq oz effect), higher Ag eq oz sold ($0.97 per Ag eq oz effect), weakening of the MXN to the USD ($0.71 per Ag eq oz effect) and the Ag eq oz conversion ratio revisions ($0.79 per Ag eq oz effect). This was partly offset by an increase in MXN production costs ($0.32 per Ag eq oz effect).

All-in sustaining cost

Decreased primarily due to the decrease in cash cost ($2.24 per oz effect) as described above and higher payable silver ounces ($0.02 per oz effect). These factors were partly offset by higher sustaining EE&D expenses ($0.85 per oz effect) and higher capital expenditures ($0.43 per oz effect).

AISC per Ag eq oz

Decreased primarily due to the decrease in cash cost per Ag eq oz ($3.06 per Ag eq oz effect) as described above, higher sales volumes ($0.03 per Ag eq oz effect) and the Ag eq oz conversion ratio revisions ($0.87 per Ag eq oz effect). These factors were partly offset by higher sustaining EE&D expenses ($0.48 per oz effect) and higher capital expenditures ($0.24 per Ag eq oz effect).

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 13

Development

Metres of development	Three months ended September 30		Nine months ended September 30
	2018	2017	2018	2017
Total metres of development	1,415	1,265	3,840	3,626

The increase in metres of development in the third quarter of 2018 compared to the third quarter of 2017 is consistent with the higher production tonnages.

The majority of the development was carried out at the Argentina, 15-22, San Miguel, El Rosario, La Prieta and Recompensa mines. The Company expenses all operational development at Topia to production costs.

Metres of exploration drilling	Three months ended September 30		Nine months ended September 30
	2018	2017	2018	2017
Total metres of exploration drilling	—	—	—	2,484

The Company expenses all exploration drilling at Topia to EE&D expenses.

No exploration drilling has been undertaken in the period as Topia’s current remaining life of mine does not necessitate drilling.

TSF Permitting Status

On December 18, 2017, the Company announced that SEMARNAT, the Mexican environmental authority, had granted all permits for the construction and operation of the new Phase II TSF.  Construction of the Phase II TSF is currently underway and the Company will continue to utilize the Phase I TSF until the completion of Phase II TSF construction activities.

Reviews by the regulatory authorities dating back to 2015, coupled with permitting work undertaken by the Company in connection with the expansion of the Topia TSF, have led to a broader review by the Mexican environmental compliance authority, la Procuraduría Federal de Protección al Ambiente ("PROFEPA") and by the Company of the permitting status for all of Topia operations, environmental compliance (including the historical tailings dating back to periods prior to Great Panther’s ownership) and a clarification of land titles. Devised as a cooperative management strategy, the Topia Mine was accepted into a voluntary environmental audit program supported by PROFEPA which commenced during the second quarter of 2017. The Company is working on a compliance program authorized by PROFEPA to address the audit findings and has until January 2020 to complete this. This compliance program includes remediation, and technical reviews as defined by the audit. Progress updates will be submitted to PROFEPA for further review. The Company anticipates that it will be able to achieve full compliance; however, the Company cannot provide complete assurance that upon completion of the compliance program further reviews will not lead to future suspensions of operations.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 14

ADVANCED PROJECTS

Coricancha

The Company announced an updated Mineral Resource Estimate for Coricancha in December 2017. In May 2018, the Company released the results of a PEA which confirmed the potential for three million Ag eq oz of annual production. The Company is now advancing the project by commencing a Bulk Sample Program which commenced in July 2018. The Company expects to be able to make a decision in early 2019 regarding the restart of Coricancha. Subsequent development and capital investments necessary to restart Coricancha are expected to occur within a year after successful completion of the Bulk Sample Program. The Company does not currently plan to complete a feasibility study in connection with any production decision due to (i) the existing processing plant facility, (ii) the low initial capital costs to re-establish underground workings, and (iii) the Company’s knowledge of the mine and resource base.

The National Instrument 43-101 Technical Report (“NI 43-101”) for the PEA was issued on July 13, 2018, and is available on SEDAR and EDGAR.

Legacy Tailings

The Company has undertaken the reclamation of certain legacy tailings facilities at Coricancha under a remediation plan approved by the Ministry of Energy and Mines (the “MEM”), the relevant regulatory body. In addition, as part of the purchase of Coricancha, the Company has an agreement with the previous owner for the reimbursement of costs to execute reclamation activities up to an agreed maximum. The Company is also seeking approval of a modification to the remediation plan from MEM in accordance with the recommendations of an independent consultant to preserve the stability of nearby areas. The Company has changed the scheduling of the reclamation work, pending a decision from the MEM regarding the proposal to modify the approved remediation plan.

Concurrently, the Company has undertaken various legal measures to protect itself from any pending or future fines, penalties, regulatory action or charges from government authorities which may be initiated as a result of the change in timing of reclamation under the approved plan. The Company believes this matter can be resolved favorably but cannot provide any assurance. Although the Company has all necessary permits to restart Coricancha, if this matter is not resolved favourably, it may impact the Company’s stated plans and objectives for Coricancha.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 15

SUMMARY OF SELECTED QUARTERLY INFORMATION

(000’s, except per-share amounts)	Q3 2018	Q2 2018	Q1 2018	Q4 2017	Q3 2017	Q2 2017	Q1 2017	Q4 2016
Revenue	$11,691	$17,077	$17,019	$17,384	$18,260	$15,731	$12,371	$12,515
Production costs	11,024	12,967	11,794	12,422	12,092	10,313	6,926	8,039
Mine operating earnings before non-cash items[1]	667	4,110	5,225	4,962	6,168	5,418	5,445	4,476
Amortization and share-based compensation	610	1,207	1,206	1,207	1,362	953	783	2,065
Mine operating earnings	57	2,903	4,019	3,755	4,806	4,465	4,662	2,411
EE&D	3,341	2,617	3,326	2,568	2,652	2,348	1,955	1,286
Finance and other income (expense)	1,112	(912)	889	(459)	50	827	1,996	(695)
Net income (loss) for the period	(3,642)	(2,765)	(97)	(1,918)	(666)	833	3,040	(1,498)
Basic and diluted earnings (loss) per share	(0.02)	(0.02)	(0.00)	(0.01)	(0.00)	0.00	0.02	(0.01)
Adjusted EBITDA[1]	(3,679)	137	415	904	1,482	1,489	2,134	1,376

	Q3 2018	Q2 2018	Q1 2018	Q4 2017	Q3 2017	Q2 2017	Q1 2017	Q4 2016
Tonnes mined	92,997	97,094	94,494	97,407	87,974	92,578	92,058	98,867
Tonnes milled[2]	92,920	95,169	96,869	98,396	94,080	98,576	82,656	92,869
Custom milling (tonnes)	—	—	—	—	—	—	—	1,202
Total tonnes milled	92,920	95,169	96,869	98,396	94,080	98,576	82,656	94,071
Production
Silver (ounces)	448,840	479,809	491,063	514,218	532,803	569,229	366,435	460,571
Gold (ounces)	4,737	5,492	5,831	5,931	5,848	5,543	5,178	5,206
Lead (tonnes)	572	480	433	441	442	405	3	213
Zinc (tonnes)	639	528	533	551	562	638	6	315
Ag eq oz	1,023,128	1,081,784	1,114,270	1,065,773	1,080,483	1,102,290	730,185	883,772
Sales
Payable silver ounces	402,150	479,942	476,325	516,078	552,218	524,411	344,995	488,428
Ag eq oz sold	847,317	1,090,684	1,045,076	1,038,023	1,082,451	992,058	680,984	883,348
Cost metrics
Cost per tonne milled[1]	$128	$121	$121	$116	$116	$103	$88	$86
Cash cost[1]	$12.79	$7.84	$5.39	$7.25	$5.82	$5.67	$3.54	$5.83
Cash cost per Ag eq oz1	$13.56	$12.43	$11.85	$13.18	$12.37	$11.47	$10.99	$10.48
AISC[1]	$19.74	$15.04	$12.33	$14.72	$13.75	$14.93	$19.55	$16.44
AISC per Ag eq oz1	$16.86	$15.60	$15.01	$16.89	$16.42	$16.37	$19.10	$16.35

1 The Company has included the non-GAAP performance measures cost per tonne milled, cash cost, cash cost per Ag eq oz, AISC, AISC per Ag eq oz, mine operating earnings before non-cash items, cost of sales before non-cash items and adjusted EBITDA throughout this document. Refer to the Non-GAAP Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s reported financial results in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

2 Excludes purchased ore.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 16

Trends in revenue over the last eight quarters

Revenue varies based on the quantity of metal sold, metal prices and terms of sales agreements. The climate in Mexico allows mining and exploration activities to be conducted throughout the year.

Metal production for the last eight quarters has consistently been in approximately the 0.9 - 1.1 million Ag eq oz range with the exception of the fourth quarter of 2016 and the first quarter of 2017, which were impacted by the planned suspension of processing at Topia to allow for upgrades to the processing facility. Topia resumed production in the second quarter of 2017. Outside of this factor, the trend in revenue has mainly been impacted by the fluctuation in prices for silver and gold.

Trends in net (loss) income over the last eight quarters

The trends in production costs are due primarily to the costs of mining operations. Mining costs have increased in more recent quarters as a result of higher variability in mineral resources at GMC. Further, there were rate increases in both 2017 and 2018 for mining contractors. Plant costs at Topia increased slightly due to the operation of the new dry tails filter press. On-site administrative costs were fairly steady, with additional costs being incurred for security and safety.

Mine operating earnings are a function of revenue, production costs, depreciation at the operating mines, and share based compensation of operations personnel.

To mitigate its foreign exchange risk, the Company from time to time enters into forward contracts for the purchase of Mexican pesos. Such contracts lead to volatility in foreign exchange gains and losses, as these contracts are marked to market every reporting period. The first and third quarters of 2018 and the first and second quarters of 2017 reflected significant foreign exchange gains, while the second quarter of 2018 and the fourth quarter of 2017 reflected significant foreign exchange losses, mainly due to these MXN forward contracts. Foreign exchange gains or losses are included in finance and other income. Foreign exchange gains and losses also arise from the translation of foreign currency denominated transactions and balances into the functional currencies of the Company and its subsidiaries.

Since the second quarter of 2017, the Company’s exploration, evaluation and development expenditures increased due to the addition of Coricancha care and maintenance and project expenditures after its acquisition in June 2017. The Company also expenses exploration and drilling costs at its operating mines.

G&A expenditures were fairly consistent over the last eight quarters with the exception of non-recurring G&A charges related to management changes in the third quarter of 2017.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 17

RESULTS OF OPERATIONS

Three months ended September 30, 2018

Revenue

		Q3 2018			Q3 2017		% Change
	GMC	Topia	Total	GMC	Topia	Total
Sales quantities
Payable silver (ounces)	213,858	188,292	402,150	369,663	182,555	552,218	-27%
Gold (ounces)	3,401	222	3,623	5,712	226	5,938	-39%
Lead (tonnes)	—	501	501	—	403	403	24%
Zinc (tonnes)	—	472	472	—	436	436	8%
Silver equivalent ounces	485,952	361,365	847,317	769,485	312,966	1,082,451	-22%
Revenue (000’s)
Silver revenue	$3,083	$2,728	$5,811	$6,308	$3,075	$9,383	-38%
Gold revenue	4,031	265	4,296	7,525	293	7,818	-45%
Lead revenue	—	944	944	—	985	985	-4%
Zinc revenue	—	1,105	1,105	—	1,372	1,372	-19%
Smelting and refining charges	(323)	(142)	(465)	(585)	(713)	(1,298)	-64%
Total revenue	$6,791	$4,900	$11,691	$13,248	$5,012	$18,260	-36%
Average realized metal prices and FX rates
Silver (per ounce)			$14.45			$16.99	-15%
Gold (per ounce)			$1,186			$1,317	-10%
Lead (per pound)			$0.86			$1.11	-23%
Zinc (per pound)			$1.06			$1.43	-26%
USD/CAD			1.309			1.253	4%
USD/MXN			18.987			17.822	7%

Revenue decreased by $6.6 million or 36% compared to the third quarter of 2017. This was primarily attributable to a decrease in metal sales volumes ($5.2 million effect) and a decrease in realized metal prices ($2.2 million effect). The decrease in metal sales is attributed to a concentrate shipment of approximately 90,000 Ag eq oz that could not be shipped until just after the end of quarter cut-off for revenue recognition, and lower production of silver and gold. These factors were partly offset by a $0.8 million decrease in smelting and refining charges (which are netted against revenue) due to more favourable revenue contract terms with customers for 2018. The Company’s average realized silver price for the third quarter of 2018 was $14.45/oz compared to $16.99/oz during the third quarter of 2017, and the average realized gold price for the third quarter of 2018 was $1,186/oz compared to $1,317/oz during the third quarter of 2017.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 18

(000’s)	Q3 2018	Q3 2017	Change	% Change
Revenue	$11,691	$18,260	$(6,569)	-36%
Production costs	11,024	$12,092	(1,068)	-9%
Mine operating earnings before non-cash items[1]	$667	$6,168	$(5,501)	-89%
Amortization and depletion	446	$1,244	(798)	-64%
Share-based compensation	164	$118	46	39%
Mine operating earnings	57	$4,806	(4,749)	-99%
Mine operating earnings before non-cash items (% of revenue)	6%	34%
Mine operating earnings (% of revenue)	0%	26%
G&A expenses	$1,379	$2,485	$(1,106)	-45%
EE&D expenses	$3,341	$2,652	$689	26%
Finance and other expense (income)	$(1,112)	$(50)	$(1,062)	2,124%
Tax expense	$91	$385	$(294)	-76%
Net income (loss)	$(3,642)	$(666)	$(2,976)	-447%
Adjusted EBITDA[1]	$(3,679)	$1,482	$(5,161)	-348%

Production Costs

Decreased $1.1 million or 9% mainly due to a decrease in metal sales volume ($2.6 million effect) and a weakening of the MXN to the USD which had the impact of decreasing production costs in USD terms ($0.6 million effect). These factors were partly offset by an increase in MXN denominated costs as a result of mining narrower veins at GMC (which requires more waste material to be mined), along with minor rate increases for mining contractors (together a $2.1 million effect). During the third quarter of 2018, the Company undertook a restructuring at GMC to reduce costs and mitigate the impact of lower metal prices. Refer to the Operations section of this MD&A for a further discussion of the restructuring and the Outlook section for discussion of anticipated reduction in cash cost for the remainder of 2018.

Mine Operating Earnings

Mine operating earnings before non-cash items decreased by $5.5 million as the $6.6 million decrease in revenue exceeded the $1.1 million decrease in production costs.

Amortization and depletion decreased by $0.8 million mainly due to an increase in the estimated useful life of GMC based on the mineral resource estimate update announced earlier in the year.

General and administrative expenses

G&A expenses were 45% lower compared to the same period in 2017 mainly due to non-recurring expenses incurred in the comparative period related to strategic changes and initiatives to position the Company for future growth and development. These included expenses related to CEO succession, other management changes and implementation of long-term incentive programs.

Exploration, evaluation and development expenses

Increased $0.7 million or 26% compared to the same period in 2017, mainly due to $0.7 million higher corporate development expenditures for the evaluation and negotiation of acquisition opportunities mainly related to the recently announced agreement to acquire Beadell, and a $0.2 million increase in Topia exploration expenses. Coricancha related project expenses in EE&D also increased to $1.7 million in the third quarter of 2018 (compared to $1.5 million in the third quarter of 2017) as the Company ramped up project costs associated with its Bulk Sample Program. The Company will continue to expense project costs and ongoing care and maintenance associated with Coricancha until such time a formal decision is made to restart the mine. These were partly offset by a $0.4 million decrease in exploration drilling expenditures at GMC.

1 The Company has included the non-GAAP performance measures, cost of sales before non-cash items and mine operating earnings before non-cash items, and adjusted EBITDA throughout this document. Refer to the Non-GAAP Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 19

The cost of undertaking the closure plan (and any approved amendments) for the Coricancha legacy tailings are subject to an agreement with the prior owner of Coricancha to reimburse the Company for these costs (refer to discussion under ADVANCED PROJECTS / Legacy Tailings in this MD&A for further information). The Company has previously received full reimbursement of costs incurred. Furthermore, all permits are in place to restart Coricancha and the status of a decision from the MEM to modify the closure plan does not affect the permitting of the mine.

Finance and other income (expense)

These primarily include interest income or expense and foreign exchange gains and losses. During the third quarter of 2018, the Company recorded a foreign exchange gain of $0.8 million due to the strengthening of the MXN to the USD compared to the second quarter of 2018 while a foreign exchange gain of $0.1 million was recorded in the third quarter of 2017. The foreign exchange gains and losses recorded in both periods were primarily a result of forward contracts to purchase MXN to fund operating expenditures in Mexico, and to a lesser extent, the translation of foreign currency denominated balances into USD. The Company also recorded an adjustment to reduce accretion expense in the amount of $0.3 million related to the Coricancha reclamation and remediation provision and reimbursement rights associated with the legacy tailings.

Adjusted EBITDA

Decrease largely reflects a $5.5 million decrease in mine operating earnings before non-cash items, and a $0.6 million increase in EE&D expenses before non-cash items (such as non-cash share based compensation and changes in estimates of reclamation provisions) and a $0.2 million decrease in other income. These factors were partly offset by a $1.1 million decrease in G&A expenses before non-cash items.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 20

Nine months ended September 30, 2018

Revenue

	Nine months ended September 30, 2018			Nine months ended September 30, 2017			% Change
	GMC	Topia	Total	GMC	Topia	Total
Sales quantities
Payable silver (ounces)	832,855	525,563	1,358,418	1,063,627	357,997	1,421,624	-4%
Gold (ounces)	14,718	579	15,297	15,674	380	16,054	-5%
Lead (tonnes)	—	1,320	1,320	—	714	714	85%
Zinc (tonnes)	—	1,197	1,197	—	819	819	46%
Silver equivalent ounces	2,010,281	972,796	2,983,077	2,160,839	594,653	2,755,492	8%
Revenue (000’s)
Silver revenue	$13,227	$8,252	$21,479	$18,420	$6,024	$24,444	-12%
Gold revenue	18,943	733	19,676	20,226	486	20,712	-5%
Lead revenue	—	2,935	2,935	—	1,707	1,707	72%
Zinc revenue	—	3,348	3,348	—	2,424	2,424	38%
Smelting and refining charges	(1,254)	(397)	(1,651)	(1,663)	(1,262)	(2,925)	-44%
Total revenue	$30,916	$14,871	$45,787	$36,983	$9,379	$46,362	-1%
Average realized metal prices and FX rates
Silver (per ounce)			$15.81			$17.19	-8%
Gold (per ounce)			$1,286			$1,290	0%
Lead (per pound)			$1.01			$1.08	-6%
Zinc (per pound)			$1.27			$1.34	-5%
USD/CAD			1.288			1.308	-2%
USD/MXN			19.042			18.917	1%

Revenue decreased by $0.6 million or 1% primarily attributable to a decrease in metal prices ($2.4 million effect). This was partly offset by an increase in metal sales volumes ($0.5 million effect) as there were negligible metal sales for Topia during the first quarter of 2017 due to the suspension of milling operations for plant upgrades. Revenue also benefited from lower smelting and refining charges, which are netted against revenue, due to more favourable revenue contract terms with customers for 2018 ($1.3 million effect). The Company’s average realized silver price for the first nine months of 2018 was $15.81/oz compared to $17.19/oz during the comparable period in 2017 and the average realized gold price for the first nine months of 2018 was $1,286/oz compared to $1,290/oz during the comparable period in 2017.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 21

(000’s)	Nine months ended September 30, 2018	Nine months ended September 30, 2017	Change	% Change
Revenue	$45,787	$46,362	$(575)	-1%
Production costs	35,784	$29,330	6,454	22%
Mine operating earnings before non-cash items[1]	$10,003	$17,032	$(7,029)	-41%
Amortization and depletion	2,659	$2,782	(123)	-4%
Share-based compensation	365	$316	49	16%
Mine operating earnings	6,979	$13,934	(6,955)	-50%
Mine operating earnings before non-cash items (% of revenue)	22%	37%
Mine operating earnings (% of revenue)	15%	30%
G&A expenses	$4,736	$6,021	$(1,285)	-21%
EE&D expenses	$9,284	$6,955	$2,329	33%
Finance and other expense (income)	$(1,089)	$(2,873)	$1,784	-62%
Tax expense	$552	$623	$(71)	-11%
Net income (loss)	$(6,504)	$3,208	$(9,712)	-303%
Adjusted EBITDA[1]	$(3,128)	$5,105	$(8,233)	-161%

Production costs

The 22% increase was predominantly attributable to higher MXN denominated mining costs as a result of mining narrower veins at the GMC (which requires more waste material to be mined), along with minor rate increases for mining contractors (together a $6.5 million effect) and a 1% increase in metal sales volumes ($0.2 million effect) as a result of the additional production from Topia. These factors were partly offset by a weakening of the MXN to the USD which had the impact of decreasing production costs in USD terms ($0.2 million effect).

Mine operating earnings

Mine operating earnings before non-cash items decreased by $7.0 million as revenue decreased by $0.6 million and production costs increased by $6.4 million.

Amortization and depletion decreased mainly due to the increase in the estimated useful life of GMC based on the mineral resource estimate update announced earlier in the year.

General and administrative expenses

Decreased 21% compared to the same period in 2017 due to non-recurring expenses incurred in the comparative period related to strategic changes and initiatives to position the Company for future growth and development. These included expenses related to CEO succession, other management changes, and implementation of long-term incentive programs.

Exploration, evaluation and development expenses

Increased $2.3 million or 33% compared to the same period in 2017. As Coricancha was acquired on June 28, 2017, there were only $2.0 million Coricancha related project expenses in EE&D in the first nine months of 2017, compared to $4.6 million of the project and care and maintenance expenditures in the first nine months of 2018. EE&D expenditures for the first nine months of 2018 also included $0.9 million of additional corporate development costs due to a higher level of activity associated with the evaluation of potential acquisitions including the Beadell acquisition. These factors were partly offset by a $1.0 million decrease in EE&D expenses from exploration expenses at Topia and San Ignacio, and a $0.1 million decrease in exploration expenses at Santa Rosa.

1 The Company has included the non-GAAP performance measures, cost of sales before non-cash items and mine operating earnings before non-cash items, throughout this document. Refer to the Non-GAAP Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 22

Finance and other income (expense)

These were $1.1 million compared to $2.9 million in the first nine months of 2017. During the first nine months of 2018, the Company recorded a foreign exchange gain of $0.6 million, compared to a foreign exchange gain of $2.6 million in the same period in 2017, due to a strengthening of the MXN to the USD during both periods. The foreign exchange gains recorded in both periods were primarily a result of forward contracts to purchase MXN to fund operating expenditures in Mexico, and to a lesser extent, the translation of foreign currency denominated balances into USD. The decrease was partly offset by an adjustment to reduce accretion expense in the amount of $0.3 million related to the Coricancha reclamation and remediation provision and reimbursement rights associated with the legacy tailings.

Adjusted EBITDA

The decrease in adjusted EBITDA was primarily due to a $7.0 million decrease in mine operating earnings before non-cash items, a $2.4 million increase in EE&D expenses (net of changes in non-cash share-based compensation and changes in reclamation provisions), and a $0.2 million decrease in other income. These factors were partly offset by a $1.4 million decrease in G&A expenses before non-cash items.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 23

OUTLOOK

Despite the restructuring at GMC late in the third quarter to reduce mining from less economic areas of the mine in order to mitigate the impact of lower metal prices, the Company is increasing its 2018 production guidance for an improvement in the gold to silver ratio (refer to footnote below) and an increase in output from more economic areas of the mine (and those with higher geological confidence) that will partly make up for areas which have been removed from the mine plan. In addition, the Company has undertaken other cost reduction measures which will largely be realized in subsequent periods.

Although the Company expects a decline in cash cost in the fourth quarter from levels in the third quarter, lower by-product metal prices will continue to have a significant negative effect on cash cost. As noted, lower gold prices had $2.3 million impact on cash cost in the third quarter of 2018.

As a result, cash cost and AISC are expected to be above the previously issued guidance range for 2018 (but lower than the actuals for the nine months ended September 30, 2018).

Production and cash cost guidance	Nine months ended September 30, 2018	Revised FY 2018 Guidance	Previous FY 2018 Guidance	FY 2017 Actual
Total silver equivalent ounces produced	[1] 3,219,182	[1] 4,100,000 - 4,200,000	[2] 4,000,000 - 4,100,000	[3] 3,978,731
Cash cost [4]	$8.45	$ 7.20 - $ 8.20	$ 5.00 - $ 6.50	$5.76
AISC [4]	$15.48	$ 14.50 - 15.50	$ 12.50 - 14.50	$15.07

It is cautioned that cash cost and AISC are very sensitive to the MXN foreign exchange rate and metal prices through the computation of by-product credits.

The Company’s previously issued guidance for capital expenditures and EE&D expenses for the year ended December 31, 2018 is shown in the table below. The Company now expects to be below guidance on both measures.

Capex and EE&D expense guidance

(in millions)	Nine months ended September 30, 2018	Revised FY 2018 Guidance	Previous FY 2018 Guidance	FY 2017 Actual
Capital expenditures, excluding acquisition cost and capital expenditures associated with Coricancha	$1.4	$ 2.0 - $ 2.5	$ 2.5 - $ 3.5	$4.4
EE&D - operating mines (excluding Coricancha)	$3.0	$ 4.0 - $ 4.5	$ 5.0 - $ 6.0	$5.2

The focus for the remainder of 2018 for the Company’s Mexican operations will be on achieving production efficiencies at Guanajuato and San Ignacio, and increasing the proportion of ore from San Ignacio as the Guanajuato Mine is optimized for profitability in a low metal price environment.

The Company will continue advancing the Coricancha Mine Complex in Peru to set a platform for production growth in 2019 and 2020.

1 For the nine months ended September 30, 2018 and the Revised FY 2018 Guidance, Ag eq oz are calculated using a 80:1 Ag:Au ratio and ratios of 1:0.0636 and 1:0.0818 for the price/ounce of silver to lead and zinc price/pound, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations.

2 For the Previous FY 2018 Guidance, Ag eq oz are calculated using a 70:1 Ag:Au ratio and ratios of 1:0.0559 and 1:0.0676 for the price/ounce of silver to lead and zinc price/pound, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations.

3 For the FY 2017 Actual, Ag eq oz are calculated using a 70:1 Ag:Au ratio and ratios of 1:0.0559 and 1:0.0676 for the price/ounce of silver to lead and zinc price/pound, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations.

4 Cash cost and AISC are non-GAAP measures. Refer to the Non-GAAP Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s reported financial results in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 24

The BSP at Coricancha continues to advance on schedule following the announcement in May 2018 of the positive PEA which confirmed the potential for three million Ag eq oz of annual production. The Company expects to be able to make a decision in early 2019 on whether to commence the restart of Coricancha.

The agreement to acquire Beadell announced in September 2018 is subject to customary closing conditions, including shareholder votes for both Beadell and Great Panther, Australian court approval and TSX approval for Beadell and Great Panther, respectively, with the transaction expected to be completed in early 2019. Details of the transaction can be found in the September 23, 2018 press release and presentation which is available on the respective company websites. To date, the support of several key Beadell shareholders in respect of the transaction has been obtained as well as consents from Beadell’s senior lenders in Brazil.

Based on current cash flow forecasts, the Company expects its cash and net working capital will be sufficient to fund the closing and integration of the acquisition of Beadell, fund Beadell’s capital and debt service needs, and fund the restart of Coricancha should the Company make a positive decision to restart the mine.

LIQUIDITY AND CAPITAL RESOURCES

Net working capital including cash and cash equivalents

(000’s)	September 30, 2018	December 31, 2017	Change
Cash and cash equivalents	$35,343	$36,797	$(1,454)
Short-term deposits	$22,593	$20,091	$2,502
Net working capital	$65,020	$65,965	$(945)

Cash and short-term deposits increased by $1.0 million in the first nine months of 2018 primarily due to $2.2 million of cash generated by operating activities and $0.3 million in proceeds from the exercise of stock options. These factors were partly offset by $1.5 million in additions to plant and equipment.

Net working capital was $65.0 million as at September 30, 2018, a decrease of $0.9 million from the start of the year. The decrease was predominantly due to cash outflows from operating activities (before changes in non-cash working capital) of $2.9 million, capital expenditures of $1.5 million, income taxes paid of $0.5 million, and an adjustment of $0.2 million of receivables for Coricancha from Nyrstar as a result of a change in estimate of the reclamation and remediation provision for the legacy tailings. These factors were partly offset by the reclassification of $2.2 million of current portion of reclamation and remediation provision at Coricancha to long term as the reclamation work on the legacy tailings originally scheduled to commence in 2018 has been deferred to 2019 and 2020 (the Company has an agreement with the previous owner of Coricancha for the reimbursement of costs to execute the reclamation activities up to an agreed maximum). A Peruvian VAT refund of $1.2 million, foreign exchange gains of $0.6 million, and a $0.3 million of stock option exercise proceeds also contributed to this partial offset.

Operating activities

For the three months ended September 30, 2018, cash outflows from operating activities amounted to $1.2 million, compared to $0.5 million for the third quarter of 2017. The $0.7 million increase in cash outflows used in operating activities was primarily due to a decrease in mine operating earnings before non-cash items of $5.5 million, a decrease in realized foreign exchange gains of $0.6 million and an increase in EE&D cash expenses of $0.6 million. These factors were partly offset by a net increase in cash generated from non-cash net working capital of $4.3 million, a decrease in G&A cash expenses of $1.1 million, a decrease in income taxes paid of $0.4 million, and a net increase in interest received of $0.2 million.

For the nine months ended September 30, 2018, cash flow provided by operating activities amounted to $2.2 million, compared to $1.7 million for the nine months ended September 30, 2017. The $0.5 million increase was primarily due to the net impact of changes in non-cash net working capital items of $9.2 million, a decrease in G&A cash expenses of $1.4 million, a net increase in interest received of $0.5 million, and a decrease in income taxes paid of $0.6 million. These factors were partly offset by a reduction in mine operating earnings before non-cash items of $7.0 million, an increase in EE&D cash expenses of $2.4 million and a $1.8 million decrease in realized foreign exchange gains.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 25

Investing activities

The Company invests in short term deposits and similar instruments as part of its routine cash management procedures. As these instruments are acquired or mature at various times and periods, cash flows provided by or used in investing activities vary significantly from quarter to quarter.

Excluding movements in short terms deposits, for the quarter ended September 30, 2018, the Company acquired $0.7 million in plant and equipment primarily related to plant upgrades at both GMC and Topia. During the comparative period in 2017, the Company acquired $1.1 million of plant and equipment which was partly offset by $0.2 million in proceeds from the disposal of plant and equipment.

Similarly, for the nine months ended September 30, 2018, the Company acquired $1.5 million in plant and equipment primarily related to plant upgrades and a new tailings handling facility at Topia. During the comparative period in 2017, the Company acquired $3.9 million in plant and equipment which was partly offset by $0.2 million in proceeds from the disposal of plant and equipment.

Financing activities

Cash flows provided by financing activities was minimal during the third quarter of 2018 compared to $0.3 million from the exercise of stock options in the comparative period in 2017.

For the nine months ended September 30, 2018, the Company generated $0.3 million cash from the exercise of stock options, compared to $1.2 million from the exercise of stock options for the nine months ended September 30, 2017.

Trends in liquidity and capital resources

The Company anticipates that cash flows generated from mining activities, along with its current cash and other net working capital, will be sufficient to fund the Company’s operations without requiring any additional capital to meet its planned initiatives (including plans for Coricancha and the closing and integration of the Beadell acquisition), and to fund investment and exploration, evaluation, and development activities for the foreseeable future. However, this is highly dependent on metal prices and the ability of the Company to maintain cost and grade controls at its operations, and is subject to the Company’s plans and strategy. The Company has stated its objective to grow by acquisition, and accordingly, will continue to evaluate opportunities to execute and complete additional acquisitions, and these may require additional capital.

The Company’s operating cash flows are very sensitive to the prices of silver and gold, and foreign exchange rate fluctuations, as well as fluctuations in ore grades. Consequently, any cash flow outlook the Company provides may vary significantly. Spending and capital investment plans may also be adjusted in response to changes in operating cash flow expectations. An increase in average silver and gold prices from current levels may result in an increase in planned expenditures and, conversely, weaker average silver prices and gold prices could result in a reduction of planned expenditures.

The Company has no debt, other than trade and other payables.

The Company does not enter into any long-term hedging arrangements in respect of its metal production.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 26

Contractual Obligations

(000’s)	Total	1 year	2-3 years	4-5 years	Thereafter
Operating lease payments	$1,321	$300	$598	$423	$—
Drilling services	494	494	—	—	—
Equipment purchases	436	436	—	—	—
Reclamation and remediation (undiscounted)	39,508	2,306	6,995	12,152	18,055
Total	$41,759	$3,536	$7,593	$12,575	$18,055

Under the terms of the acquisition agreement for Coricancha (the “Acquisition Agreement”), Nyrstar N.V. (the “Vendor”) agreed to indemnify the Company for up to $20.0 million on account of certain reclamation and remediation expenses incurred in connection with Coricancha, including certain reclamation and remediation obligations noted in the table above. As at September 30, 2018, the Company’s financial statements reflected a reimbursement right in the amount of $8.7 million due from the Vendor in respect of these reclamation and remediation obligations. Since closing the acquisition on June 30, 2017, the Company has received $1.8 million in reimbursements from the Vendor in respect of reclamation and remediation costs incurred by the Company at Coricancha.

Under the Acquisition Agreement, the Vendor also agreed to indemnify the Company for up to $4.0 million in respect of legal claims and fines and sanctions that the Company may be required to pay in connection with Coricancha. As at September 30, 2018, the Company had recorded a reimbursement right in the amount of $1.9 million recoverable from the Vendor in respect of certain fines and sanctions, and legal claims.

Off-Balance sheet arrangements

Other than as disclosed, the Company had no material off-balance sheet arrangements as at the date of this MD&A, that have, or are reasonably likely to have, a current or future effect on the financial performance or financial condition of the Company.

TRANSACTIONS WITH RELATED PARTIES

The Company had no material transactions with related parties.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions which affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are based on historical experience and other factors considered to be reasonable, and are reviewed on an ongoing basis. Actual results may differ from these estimates.

See Critical Accounting Estimates in the Company’s 2017 annual MD&A as well as note 4 of the 2017 annual audited financial statements for a detailed discussion of the areas in which critical accounting estimates are made and where actual results may differ from the estimates under different assumptions and conditions and may materially affect financial results of its statement of financial position reported in future periods.

Significant new judgments during the three and nine month periods ended September 30, 2018 are those associated with (i) the determination of the point in time in which the Company transfers control of its metal concentrates to the customer, which affects both the amount and the timing of revenue recognized by the Company, and (ii) the possible outcome of the modification of the Coricancha legacy tailings remediation plan, which affects the reclamation and remediation costs for Coricancha.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 27

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

CHANGES IN ACCOUNTING POLICIES

The Company adopted two new accounting standards effective January 1, 2018: “IFRS 15 - Revenue from Contracts with Customers" and “IFRS 9 - Financial Instruments”. See note 3 of the condensed interim consolidated financial statements for the three and nine-month periods ended September 30, 2018 for the significant impacts from the adoption of these two standards.

NEW ACCOUNTING STANDARDS

A new accounting standard applicable to the Company, IFRS 16 Leases, has an effective date of January 1, 2019. The new standard specifies how to recognise, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognise assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a very low value.

It is not possible at this time for the Company to make reasonable quantitative estimates of the effects of adopting this standard, however management has developed an implementation plan to determine the impacts on the consolidated financial statements in advance of the required adoption date. To date, the Company's staff have completed training, built a database of existing agreements which may contain leases as defined in the new standard and commenced the review and analysis of these contracts in accordance with the new standard.

FINANCIAL INSTRUMENTS

(000’s)	Fair value[1]	Basis of measurement	Associated risks
Cash and cash equivalents	$ 35,343	Amortized cost	Credit, currency, interest rate
Short-term deposits	$ 22,593	Amortized cost	Credit, interest rate
Trade accounts receivables	$ 2,035	Amortized cost	Credit, commodity price
Other receivables	$ 593	Amortized cost	Credit, currency
Restricted cash	$ 1,234	Amortized cost	Credit, currency, interest rate
Trade and other payables	$ 6,963	Amortized cost	Currency, liquidity

The Company is exposed in varying degrees to certain risks from financial instruments. Management’s close involvement in the operations allows for the identification of financial risks and variances from expectations. A discussion of the types of financial risks the Company is exposed to, and how such risks are managed by the Company, is provided in note 19 of the audited consolidated financial statements for the year ended December 31, 2017.

SECURITIES OUTSTANDING

As of the date of this MD&A, the Company had 169,165,007 common shares issued and outstanding. There were 8,653,830 options, 800,967 restricted share units and 251,400 deferred share units outstanding.

NON-GAAP MEASURES

The Company has included certain non-GAAP performance measures throughout this MD&A, including cost per tonne milled, cash cost, cash cost per Ag eq oz, AISC, AISC per Ag eq oz, mine operating earnings before non-cash items, EBITDA and adjusted EBITDA each as defined in this section. The Company employs these measures internally to measure its operating and financial performance and to assist in business decision making. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors and other stakeholders also use these non-GAAP measures as information to evaluate the Company’s operating and financial performance. As there are no standardized methods of calculating these non-GAAP measures, the Company’s methods may differ from those used by others and, therefore, the use of these measures may not be directly comparable to similarly titled measures used by others. Accordingly, these non-GAAP measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

1 As at September 30, 2018.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 28

EBITDA and Adjusted EBITDA

EBITDA provides an indication of the Company’s continuing capacity to generate income from operations before taking into account the Company’s financing decisions and costs of amortizing capital assets. Accordingly, EBITDA comprises net income (loss) excluding interest expense, interest income, amortization and depletion, and income taxes.

Adjusted EBITDA adjusts EBITDA to exclude share-based compensation expense, foreign exchange gains and losses, impairment charges, changes in reclamation estimates recorded in EE&D, and non-recurring items. Under IFRS, entities must reflect within compensation expense the cost of share-based compensation. In the Company’s circumstances, share-based compensation can involve significant amounts that will not be settled in cash but are settled by the issuance of shares in exchange. The Company discloses adjusted EBITDA to aid in understanding the results of the Company.

(000’s)	Q3 2018	Q3 2017	Nine months ended September 30, 2018	Nine months ended September 30, 2017
Income (loss) for the period	$(3,642)	$(666)	$(6,504)	$3,208
Income tax expense	91	385	552	623
Interest income	(341)	(180)	(1,079)	(603)
Finance costs	27	470	665	549
Amortization of mineral properties, plant and equipment	473	1,261	2,738	2,834
EBITDA	$(3,392)	$1,270	$(3,628)	$6,611
Foreign exchange gain	(750)	(100)	(599)	(2,560)
Share-based compensation	334	318	1,104	1,060
Changes in reclamation estimates recorded in EE&D	129	(6)	(5)	(6)
Adjusted EBITDA	$(3,679)	$1,482	$(3,128)	$5,105

Mine operating earnings before non-cash items

Mine operating earnings before non-cash items provides a measure of the Company’s mine operating earnings on a cash basis. This measure is provided to better assess the cash generation ability of the Company’s operations, before G&A expenses, EE&D expenses, share-based compensation, and amortization. A reconciliation of mine operating earnings is provided in the Results of Operations section.

Cost per tonne milled

The Company uses cost per tonne milled to manage and evaluate operating performance at each of its mines. Cost per tonne milled is calculated based on total production costs on a sales basis, adjusted for changes in inventory, to arrive at total production costs that relate to metal production during the period. These total production costs are then divided by the number of tonnes milled during the period.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 29

Management believes that the Company’s ability to control cost per tonne milled is one of its key performance indicators of its operations. The Company believes this measure provides investors and analysts with useful information about its underlying cost of operations and how management controls those costs.

The following table reconciles cost per tonne milled to production costs, a component of cost of sales, for the three months ended September 30, 2018 and 2017:

(000’s, unless otherwise noted)	GMC		Topia		Consolidated
	Q3 2018	Q3 2017	Q3 2018	Q3 2017	Q3 2018	Q3 2017
Production costs (sales basis)	$7,388	$8,327	$3,635	$3,765	$11,023	$12,092
Change in concentrate inventory	1,167	(690)	(23)	22	1,144	(668)
Selling costs	(72)	(358)	(180)	(196)	(252)	(554)
Production costs (production basis)	$8,483	$7,279	$3,432	$3,591	$11,915	$10,870
Tonnes milled	74,303	76,076	18,617	18,004	92,920	94,080
Cost per tonne milled	$114	$96	$184	$199	$128	$116

The following table reconciles cost per tonne milled to production costs, a component of cost of sales, for the nine months ended September 30, 2018 and 2017:

(000’s, unless otherwise noted)	GMC		Topia		Consolidated
	Sep 30, 2018	Sep 30, 2017	Sep 30, 2018	Sep 30, 2017	Sep 30, 2018	Sep 30, 2017
Production costs (sales basis)	$25,653	$22,706	$10,131	$6,624	$35,784	$29,330
Change in concentrate inventory	(232)	(197)	230	545	(2)	348
Selling costs	(230)	(1,010)	(460)	(363)	(690)	(1,373)
Production costs (production basis)	$25,191	$21,499	$9,901	$6,806	$35,092	$28,305
Tonnes milled	230,236	239,068	54,722	36,245	284,958	275,313
Cost per tonne milled	$109	$90	$181	$188	$123	$103

Cash cost

The Company uses cash cost to manage and evaluate operating performance at each of its mines. It is a widely-reported measure in the silver mining industry as a benchmark for performance, but does not have a standardized meaning. Cash cost is calculated based on the total cash operating costs with the deduction of revenues attributable to sales of by-product metals net of the respective smelting and refining charges. By-products consist of gold at GMC, and gold, lead and zinc at Topia.

Management believes that the Company’s ability to control cash cost is one of the key performance indicators for its operations. Having low cash cost facilitates profitability, even during times of declining commodity prices, provides more flexibility in responding to changing market conditions. In addition, a profitable operation results in the generation of positive cash flows, which then improve the Company’s financial condition. The Company believes this measure provides investors and analysts with useful information about the Company's underlying cash cost of operations and the impact of by-product revenue on the Company’s cost structure, and consequently, it is a relevant metric to use to understand the Company’s operating profitability and its ability to generate positive cash flow.

The Company’s primary business is silver production and its future development and current operations focus on maximizing returns from silver production, and other metal production is associated with the silver production process. Accordingly, gold, zinc and lead produced from operations are considered as by-products. As a result, the Company’s non-GAAP cost performance measures are disclosed on a per payable silver ounce basis. When deriving the production costs associated with an ounce of silver, the Company includes by-product credits from gold, zinc and lead sales that are associated with the silver production process, thereby allowing management and other stakeholders to assess the net costs of silver production.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 30

Cash cost and the associated by-product credits are computed based on sales during the period as opposed to a production basis. As such, the amount of the by-product credit may not directly correlate to the production reported for the period. Similarly, the cost per tonne milled during the period may not directly correlate to the cash cost and cash cost per Ag eq oz reported for the same period due to differences between production and sales volumes. Furthermore, the determination of cash cost per Ag eq oz differs from the determination of cash cost.

The following table reconciles cash cost to production costs for the three months ended September 30, 2018 and 2017:

(000’s, unless otherwise noted)	GMC		Topia		Consolidated
	Q3 2018	Q3 2017	Q3 2018	Q3 2017	Q3 2018	Q3 2017
Production costs	$7,388	$8,327	$3,635	$3,765	$11,023	$12,092
Smelting and refining charges	323	585	142	713	465	1,298
Cash operating costs	$7,711	$8,912	$3,777	$4,478	$11,488	$13,390
Gross by-product revenue
Gold by-product revenue	(4,031)	(7,525)	(265)	(293)	(4,296)	(7,818)
Lead by-product revenue	—	—	(944)	(985)	(944)	(985)
Zinc by-product revenue	—	—	(1,105)	(1,373)	(1,105)	(1,373)
Cash operating costs, net of by-product revenue	$3,680	$1,387	$1,463	$1,827	$5,143	$3,214
Payable silver ounces sold	213,858	369,663	188,292	182,555	402,150	552,218
Cash cost	$17.21	$3.75	$7.77	$10.01	$12.79	$5.82

The following table reconciles cash cost to production costs for the nine months ended September 30, 2018 and 2017:

(000’s, unless otherwise noted)	GMC		Topia		Consolidated
	Sep 30, 2018	Sep 30, 2017	Sep 30, 2018	Sep 30, 2017	Sep 30, 2018	Sep 30, 2017
Production costs	$25,653	$22,706	$10,131	$6,624	$35,784	$29,330
Smelting and refining charges	1,254	1,662	397	1,262	1,651	2,924
Cash operating costs	$26,907	$24,368	$10,528	7,886	$37,435	$32,254
Gross by-product revenue
Gold by-product revenue	(18,943)	(20,226)	(733)	(486)	(19,676)	(20,712)
Lead by-product revenue	—	—	(2,935)	(1,706)	(2,935)	(1,706)
Zinc by-product revenue	—	—	(3,349)	(2,424)	(3,349)	(2,424)
Cash operating costs, net of by-product revenue	$7,964	$4,142	$3,511	$3,270	$11,475	$7,412
Payable silver ounces sold	832,855	1,063,627	525,563	357,997	1,358,418	1,421,624
Cash cost	$9.56	$3.89	$6.68	$9.13	$8.45	$5.21

Cash cost per Ag eq oz

Cash cost per Ag eq oz is calculated based on the total cash operating costs divided by silver equivalent ounces sold. The cash cost per Ag eq oz calculation does not deduct revenues attributable to sales of by-product metals from the costs associated with metal production process, thereby allowing management and other stakeholders to assess the total costs associated with all metal production. Management believes that cash cost per Ag eq oz provides investors and analysts with useful information about its underlying cash cost of operations as it is not influenced by fluctuations in metal prices.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 31

The following table reconciles cash cost per Ag eq oz to production costs for the three months ended September 30, 2018 and 2017:

(000’s, unless otherwise noted)	GMC		Topia		Consolidated
	Q3 2018	Q3 2017	Q3 2018	Q3 2017	Q3 2018	Q3 2017
Production costs	$7,388	$8,327	$3,635	$3,765	$11,023	$12,092
Smelting and refining charges	323	585	142	713	465	1,298
Cash operating costs	$7,711	$8,912	$3,777	$4,478	$11,488	$13,390
Silver equivalent ounces sold	485,952	769,485	361,365	312,966	847,317	1,082,451
Cash cost per Ag eq oz	$15.87	$11.58	$10.46	$14.31	$13.56	$12.37

The following table reconciles cash cost per Ag eq oz to production costs for the nine months ended September 30, 2018 and 2017:

(000’s, unless otherwise noted)	GMC		Topia		Consolidated
	Sep 30, 2018	Sep 30, 2017	Sep 30, 2018	Sep 30, 2017	Sep 30, 2018	Sep 30, 2017
Production costs	$25,653	$22,706	$10,131	$6,624	$35,784	$29,330
Smelting and refining charges	1,254	1,662	397	1,262	1,651	2,924
Cash operating costs	$26,907	$24,368	$10,528	$7,886	$37,435	$32,254
Silver equivalent ounces sold	2,010,281	2,160,839	972,796	594,653	2,983,077	2,755,492
Cash cost per Ag eq oz	$13.38	$11.28	$10.82	$13.26	$12.55	$11.71

All-in sustaining cost (AISC)

AISC has been calculated based on World Gold Council (“WGC”) guidance released in 2013. The WGC is not a regulatory organization and does not have the authority to develop accounting standards for disclosure requirements. The Company believes that the disclosure of this measure provides a broader measure of the cost of producing an ounce of silver at its operations as this measure includes sustaining capital and EE&D expenditures, G&A costs, and other costs not commonly included in the cost of production and therefore not included in cash cost.

AISC starts with cash cost net of by-product revenues and adds G&A expenditures inclusive of share-based compensation, accretion of reclamation provisions, sustaining EE&D expenses, and sustaining capital expenditures. Sustaining expenditures are those costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output. Excluded are non-sustaining capital expenditures, which result in a material increase in the life of assets, materially increase resources or reserves, productive capacity, or future earning potential, or which result in significant improvements in recovery or grade. Management believes that AISC represents the total sustainable costs of producing silver from current operations, and provides additional information of the Company’s operational performance and ability to generate cash flows.

Expenses incurred in respect of Coricancha, El Horcón, Santa Rosa, and other exploration projects were considered non-sustaining.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 32

The following table reconciles cash operating costs, net of by-product revenue, to AISC for the three months ended September 30, 2018 and 2017:

(000’s, unless otherwise noted)	GMC		Topia		Corporate		Consolidated
	Q3 2018	Q3 2017	Q3 2018	Q3 2017	Q3 2018	Q3 2017	Q3 2018	Q3 2017
Cash operating costs, net of by-product revenue [1]	$3,680	$1,387	$1,464	$1,827	$—	$—	$5,144	$3,214
G&A costs	—	—	—	—	1,152	2,289	1,152	2,289
Share-based compensation	—	—	—	—	334	318	334	318
Accretion	14	22	13	17	—	—	27	39
Sustaining EE&D costs	554	920	78	(87)	(16)	114	616	947
Sustaining capital expenditures	389	590	278	198	—	—	667	788
All-in sustaining costs	$4,637	$2,919	$1,833	$1,955	$1,470	$2,721	$7,940	$7,595
Payable silver ounces sold	213,858	369,663	188,292	182,555	n/a	n/a	402,150	552,218
AISC	$21.68	$7.90	$9.73	$10.71	n/a	n/a	$19.74	$13.75

The following table reconciles cash operating costs, net of by-product revenue, to AISC for the nine months ended September 30, 2018 and 2017:

(000’s, unless otherwise noted)	GMC		Topia		Corporate		Consolidated
	Sep 30, 2018	Sep 30, 2017	Sep 30, 2018	Sep 30, 2017	Sep 30, 2018	Sep 30, 2017	Sep 30, 2018	Sep 30, 2017
Cash operating costs, net of by-product revenue [1]	$7,965	$4,143	$3,512	$3,270	$—	$—	$11,477	$7,413
G&A costs	—	—	—	—	3,883	5,262	3,883	5,262
Share-based compensation	—	—	—	—	1,104	1,060	1,104	1,060
Accretion	50	46	34	35	—	—	84	81
Sustaining EE&D costs	2,859	3,518	168	501	19	572	3,046	4,591
Sustaining capital expenditures	797	1,634	640	2,131	—	—	1,437	3,765
All-in sustaining costs	$11,671	$9,341	$4,354	$5,937	$5,006	$6,894	$21,031	$22,172
Payable silver ounces sold	832,855	1,063,627	525,563	357,997	n/a	n/a	1,358,418	1,421,624
AISC	$14.01	$8.78	$8.28	$16.58	n/a	n/a	$15.48	$15.60

AISC per Ag eq oz

AISC per Ag eq oz starts with operating cash cost and adds G&A expenditures inclusive of share-based compensation, accretion of reclamation provisions, sustaining EE&D expenses, and sustaining capital expenditures. The Company believes that the disclosure of this measure provides a broader measure of the cost of all metal production at its operations, as measured by silver equivalent ounces, as the cost metric includes sustaining capital and EE&D expenditures, G&A costs, and other costs not commonly included in the cost of production and therefore not included in cash cost per Ag eq oz.

1 Cash operating costs net of by-product revenue are reconciled to the Company's financial statements in the cash cost table.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 33

The following table reconciles cash operating costs, net of by-product revenue, to AISC per Ag eq oz for the three months ended September 30, 2018 and 2017:

(000’s, unless otherwise noted)	GMC		Topia		Corporate		Consolidated
	Q3 2018	Q3 2017	Q3 2018	Q3 2017	Q3 2018	Q3 2017	Q3 2018	Q3 2017
Cash operating costs	$7,710	$8,912	$3,778	$4,478	$—	$—	$11,488	$13,390
G&A costs	—	—	—	—	1,152	2,289	1,152	2,289
Share-based compensation	—	—	—	—	334	318	334	318
Accretion	14	22	13	17	—	—	27	39
Sustaining EE&D costs	554	920	78	(87)	(16)	114	616	947
Sustaining capital expenditures	389	590	278	198	—	—	667	788
All-in sustaining costs	$8,667	$10,444	$4,147	$4,606	$1,470	$2,721	$14,284	$17,771
Silver equivalent ounces sold	485,952	769,485	361,365	312,966	n/a	n/a	847,317	1,082,451
AISC per Ag eq oz	$17.84	$13.57	$11.48	$14.72	n/a	n/a	$16.86	$16.42

The following table reconciles cash operating costs, net of by-product revenue, to AISC for the nine months ended September 30, 2018 and 2017:

(000’s, unless otherwise noted)	GMC		Topia		Corporate		Consolidated
	Sep 30, 2018	Sep 30, 2017	Sep 30, 2018	Sep 30, 2017	Sep 30, 2018	Sep 30, 2017	Sep 30, 2018	Sep 30, 2017
Cash operating costs	$26,907	$24,369	$10,528	$7,886	$—	$—	$37,435	$32,255
G&A costs	—	—	—	—	3,883	5,262	3,883	5,262
Share-based compensation	—	—	—	—	1,104	1,060	1,104	1,060
Accretion	50	46	34	35	—	—	84	81
Sustaining EE&D costs	2,859	3,518	168	501	19	572	3,046	4,591
Sustaining capital expenditures	797	1,634	640	2,131	—	—	1,437	3,765
All-in sustaining costs	$30,613	$29,567	$11,370	$10,553	$5,006	$6,894	$46,989	$47,014
Silver equivalent ounces sold	2,010,281	2,160,839	972,796	594,653	n/a	n/a	2,983,077	2,755,492
AISC per Ag eq oz	$15.23	$13.68	$11.69	$17.75	n/a	n/a	$15.75	$17.06

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining internal controls over financial reporting to provide reasonable assurance in respect of the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with IFRS. During the three months ended September 30, 2018, the Company determined that a material weakness in internal control over financial reporting existed as a result of misstatements identified by the Company’s auditors during their interim review of the September 30, 2018 interim financial statements. The misstatements were corrected in the September 30, 2018 interim financial statements and there is no material effect on previously issued financial statements. The control weakness related to the ineffective operation of control activities designed to identify material errors in the application of IFRS for changes in the reclamation and remediation provision and reimbursement rights. As at the date of this MD&A , the Company has taken steps to remediate this matter, including implementing enhanced review activities over the application of IFRS in these areas as part of the financial close process. Successful remediation requires further assessment and evidence of effectiveness at the next period end. Other than described above, there have been no changes that materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial preparation and presentation.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 34

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s management is also responsible for the design and effectiveness of disclosure controls and procedures that are designed to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, are made known to the Company’s certifying officers. There have been no changes that occurred during the three months ended September 30, 2018 that have materially affected, or are reasonably likely to affect the Company’s disclosure controls and procedures.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

Certain of the statements and information in this document constitute “forward-looking statements” within the meaning of the United States "Private Securities Litigation Reform Act" of 1995 and “forward-looking information” within Canadian securities laws (collectively, “forward-looking statements”). All statements, other than statements of historical fact, addressing activities, events or developments that the Company expects or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements are often, but not always, identified by the words “anticipates”, “believes”, “expects”, “may”, “likely”, “plans”, “intends”, “expects”, “may”, “forecast”, “project”, “budgets”, “potential”, and “outlook”, or similar words, or statements that certain events or conditions “may”, “might”, “could”, “can”, “would”, or “will” occur. Forward-looking statements reflect the Company’s current expectations and assumptions, and are subject to a number of known and unknown risks, uncertainties and other factors, which may cause the Company’s actual results, performance or achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements.

In particular, this MD&A includes forward-looking statements, principally under the section titled "Outlook", but also elsewhere in this document relating to estimates, forecasts, and statements as to management’s expectations, opinions and assumptions with respect to the future production of silver, gold, lead and zinc; profit, operating costs and cash flows; grade improvements; sales volumes and selling prices of products; capital and exploration expenditures, plans, timing, progress, and expectations for the development of the Company’s mines and projects; the timing of production and the cash and total costs of production; sensitivity of earnings to changes in commodity prices and exchange rates; the impact of foreign currency exchange rates; expenditures to increase or determine reserves and resources; sufficiency of available capital resources; title to claims; expansion and acquisition plans; and the future plans and expectations for the Company’s properties and operations. Examples of specific information in this MD&A that may constitute forward-looking statements are:

•	Expectation that the acquisition of Beadell will be completed in early 2019;
•	The compilation and submission of technical information to CONAGUA, and CONAGUA’s review of such information is expected to continue;
•	Expectations that the current tailings footprint at GMC can be maintained and can support operations at GMC until at least 2021;
•	Expectations that permits associated with the use and expansion of the TSF at GMC will be granted in due course and in favourable terms, with no suspension of GMC operations;
•	Expectations that permits associated with the use of the TSF at Topia will continue to be granted in due course, with no suspension of Topia operations;
•	Expectations regarding the completion of the Phase II TSF at Topia;
•	Expectations that any potential gaps in existing compliance associated with the ongoing environmental review of Topia’s operations will be capable of being addressed through a mitigation plan;

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 35

•	The expectation that pending proposals for modification of the approved closure plan for Coricancha will conclude with the approval of the authorities, which will also resolve any related fines or penalties;
•	Guidance provided in the "Outlook" section of this MD&A, such as silver production, cash cost, AISC, capital expenditures, and EE&D expenditures;
•	The Company’s plans for Coricancha, including further evaluations of the current mine and processing infrastructure, mine rehabilitation and development in preparation for underground drilling and environmental studies and the results of the planned technical, economic and environmental studies;
•	Expectations regarding the outcome of Coricancha’s Bulk Sample Program;
•	Expectations that the Company is anticipating to be able to make a decision in early 2019 to commence the restart of Coricancha;
•	Expectations regarding the costs to restart Coricancha;
•	Expectations regarding the reclamation process at Coricancha;
•	Expectations that cash flows from operations along with current net working capital will be sufficient to fund capital investment and development programs for the foreseeable future;
•	Expectations regarding access to additional capital to fund additional expansion or development plans, or to undertake an acquisition; and
•	Expectations in respect of permitting and development activities.

These forward-looking statements are necessarily based on a number of factors and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies, as described below. These assumptions made by the Company in preparing the forward looking information contained in this MD&A, which may prove to be incorrect, include, but are not limited to, general business and economic conditions; the supply and demand for, deliveries of, and the level and volatility of prices of, silver, gold, lead and zinc; expected Canadian dollar, MXN, Peruvian soles and USD exchange rates; the timing of the receipt of regulatory and governmental approvals for development projects and other operations; costs of production, and production and productivity levels; estimated future capital expenditures and cash flows; the continuing availability of water and power resources for operations; the accuracy of the interpretation and assumptions used in calculating reserve and resource estimates (including with respect to size, grade and recoverability); the accuracy of the information included or implied in the various independently produced and published technical reports; the geological, operational and price assumptions on which these technical reports are based; conditions in the financial markets; the ability to attract and retain skilled staff; the ability to procure equipment and operating supplies and that there are no material unanticipated variations in the cost of energy or supplies; the ability to secure contracts for the sale of the Company’s products (metals concentrates); the execution and outcome of current or future exploration activities; that current financial resources will be sufficient for planned activities and to complete further exploration programs; the possibility of project delays and cost overruns, or unanticipated excessive operating costs and expenses; the Company’s ability to maintain adequate internal control over financial reporting, and disclosure controls and procedures; the ability of contractors to perform their contractual obligations; operations not being disrupted by issues such as mechanical failures, labour or social disturbances, illegal occupations and adverse weather conditions; that financial resources will be sufficient to fund new acquisitions, if any.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, changes in commodity prices; changes in foreign currency exchange rates; acts of foreign governments; political risk and social unrest; uncertainties related to title to the Company’s mineral properties and the surface rights thereon, including the Company’s ability to acquire, or economically acquire, the surface rights to certain of the Company’s exploration and development projects; unanticipated operational difficulties due to adverse weather conditions; failure of plant or mine equipment and unanticipated events related to health, safety, and environmental matters; failure of counterparties to perform their contractual obligations; delays in obtaining necessary permits for extension of operations; an unfavourable decision by the MEM with respect to the proposed modification to the Coricancha reclamation plan; adverse results of the technical, economic and environmental studies to be completed for Coricancha; inability to maintain or obtain permits for operations; deterioration of general economic conditions, and other risks described herein or in the Company’s most recent Form 40-F/AIF.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 36

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this MD&A. The Company will update forward-looking statements and information if and when, and to the extent required by applicable securities laws. Readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are expressly qualified by this cautionary statement.

Further information can be found in the section entitled "Description of the Business - Risk Factors" in the most recent Form 40-F/AIF on file with the SEC and Canadian provincial securities regulatory authorities. Readers are advised to carefully review and consider the risk factors identified in the Form 40-F/AIF for a discussion of the factors that could cause the Company’s actual results, performance and achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements. It is recommended that prospective investors consult the more complete discussion of the Company’s business, financial condition and prospects that is included in the Form 40-F/AIF.

CAUTIONARY NOTE TO U.S. INVESTORS

This MD&A has been prepared in accordance with Canada securities regulations, which differs from the securities regulations of the United States. The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are used in accordance with Canadian NI 43-101, however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all the mineral deposits in these categories will ever be converted into reserves. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. In accordance with Canadian rules, estimates of Inferred Mineral Resources cannot form the basis of feasibility or other advanced economic studies. Investors are cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 37